Exhibit 99.1

JOINT NEWS RELEASE

Agnico Eagle and O3 Mining Issue Final Reminder to Tender
to Agnico Eagle’s All Cash 58% Premium Offer Expiring January 23, 2025

•	Offer is expiring on January 23, 2025
•	Agnico is committed to the Offer at $1.67 in cash, which represents a 58% premium to O3 Mining’s closing price on December 11, 2024
•	39% of outstanding shares of O3 Mining signed lock-up agreements to tender to the Offer
•	Offer unanimously recommended by Board and Special Committee of O3 Mining
•	Questions or Need Assistance? Contact Laurel Hill Advisory Group at 1-877-452-7184 or email assistance@laurelhill.com

Toronto (January 21, 2025) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) and O3 Mining Inc. (TSXV: OIII, OTCQX: OIIIF) (“O3 Mining”) provide O3 Mining shareholders with a final reminder to tender to Agnico Eagle’s friendly all cash offer to acquire 100% of the common shares of O3 Mining (“Common Shares”) at $1.67 per share (the “Offer”), which is expiring on January 23, 2025 at 11:59 pm (EST).

Tender Shares for Prompt Payment

O3 Mining shareholders are strongly encouraged to tender their Common Shares to the Offer prior to January 23, 2025 to ensure prompt receipt of the Offer price of $1.67 per Common Share. If the conditions to the Offer are satisfied or waived by the expiry time, Agnico Eagle will take-up and pay for any Common Shares tendered prior to expiry by January 28, 2025.

All directors and officers of O3 Mining and several of O3 Mining’s largest shareholders, representing approximately 39% of the issued and outstanding Common Shares, entered into lock-up agreements under which they agreed to tender their Common Shares to the Offer.

O3 Mining shareholders are encouraged to tender their Common Shares as soon as possible to ensure intermediaries have sufficient time to process their requests. The board of directors of O3 Mining continues to unanimously recommend that O3 Mining shareholders tender their Common Shares to the Offer.

Agnico Eagle’s Intentions

Agnico is committed to the Offer at $1.67. Assuming the 66 2/3% minimum tender condition for the Offer is satisfied or waived, Agnico Eagle intends to complete the Offer and acquire 100% of any remaining Common Shares in a second-step transaction. Agnico Eagle is not required to reach a 90% tender threshold under the Offer to acquire 100% of O3 Mining. The closing of the second-step transaction and the payment for any Common Shares acquired thereunder is not expected to occur before the second quarter of 2025.

How do I tender my Common Shares?

Shareholder Type	How do I tender my Common Shares?

Beneficial Shareholders – Most shareholders are beneficial shareholders. This means your Common Shares are held through a broker, bank or other intermediary, and you do not have a share certificate or DRS advice

Contact your bank or your broker immediately and instruct them to tender your Common Shares to the Offer
Registered Shareholders – You are a registered shareholder if you hold your Common Shares directly (through a share certificate, DRS advice or other method of direct ownership)	Contact Laurel Hill Advisory Group: Phone: 1-877-452-7184 (toll-free) Email: assistance@laurelhill.com

If you have any questions or require any assistance with tendering your Common Shares to the Offer, please contact our Depositary and Information Agent:

Laurel Hill Advisory Group

North American Toll-Free:	1-877-452-7184
Outside North America:	+1-416-304-0211
E-mail:	assistance@laurelhill.com

Visit us at www.agnicoeagle.com/Offer-for-O3-Mining to receive the most up-to-date information about the Offer.

About O3 Mining Inc.

O3 Mining Inc. is a gold explorer and mine developer in Québec, Canada, adjacent to Agnico Eagle’s Canadian Malartic mine. O3 Mining owns a 100% interest in all its properties (128,680 hectares) in Québec. Its principal asset is the Marban Alliance project in Québec, which O3 Mining has advanced over the last five years to the cusp of its next stage of development, with the expectation that the project will deliver long-term benefits to stakeholders.

About Agnico Eagle Mines Limited

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico, with a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation that is based on current expectations, estimates, projections, and interpretations about future events as at the date of this news release. Forward-looking information and statements are based on estimates of management by O3 Mining and Agnico Eagle, at the time they were made, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information or statements.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the Offer, including the anticipated timing of expiration, mechanics, take up, funding, completion and settlement; the ability of Agnico Eagle to complete the transactions contemplated by the Offer; the satisfaction or waiver of the conditions to consummate the Offer; a second step transaction pursuant to which Agnico Eagle may acquire 100% of O3 Mining, including the satisfaction or waiver of the conditions to consummate such second step transaction. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, the expectations and beliefs of Agnico Eagle and O3 Mining that all conditions to completion of the Offer will be satisfied or waived; the ability of Agnico Eagle to acquire 100% of the Common Shares in a subsequent transaction; the decision by Agnico Eagle to extend, or not, the expiry time of the Offer; that any conditions to a subsequent second-step transaction will be satisfied or waived. Agnico Eagle and O3 Mining caution that the foregoing list of material factors and assumptions is not exhaustive. Although the forward-looking information contained in this news release is based upon what Agnico Eagle and O3 Mining believe, or believed at the time, to be reasonable expectations and assumptions, there is no assurance that actual results will be consistent with such forward-looking information, as there may be other factors that cause results not to be as anticipated, estimated or intended, and neither O3 Mining, nor Agnico Eagle nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking information. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. O3 Mining and Agnico Eagle do not undertake, and assume no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by applicable law. These statements speak only as of the date of this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.